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Exhibit (a)(5)(B)

SHUFFLE MASTER, INC.
1106 Palms Airport Dr.
Las Vegas, NV 89119
www.shufflemaster.com

News Release

FOR FURTHER INFORMATION CONTACT:

Julia Boguslawski Investor Relations ph: (702) 897-7150 fax: (702) 270-5161	Timothy J. Parrott, CEO Coreen Sawdon, CAO & Acting CFO ph: (702) 897-7150 fax: (702) 270-5161

Shuffle Master, Inc. Announces Put Option for 1.25%
Contingent Convertible Senior Notes Due 2024

        LAS VEGAS, Nevada, Thursday, March 19, 2009—Shuffle Master, Inc. (NASDAQ Global Select Market: SHFL) ("Shuffle Master" or "the Company") today announced that it is notifying holders of its outstanding 1.25% Senior Convertible Notes due 2024 (CUSIP No. 825549AB4) (the "Notes") that they have an option, pursuant to the terms of the Notes, to require Shuffle Master to purchase, on April 15, 2009, all or a portion of such holders' Notes (the "Put Option") at a price equal to 100% of the aggregate principal amount of the Notes, plus any accrued and unpaid interest up to but not including April 15, 2009.

        Shuffle Master will pay the purchase price solely with cash. If all outstanding Notes are surrendered for purchase pursuant to the Put Option, the aggregate cash purchase price, including accrued and unpaid interest, will be approximately $30.5 million. Holders that do not surrender their Notes for purchase pursuant to the Put Option will maintain the right to convert their Notes, subject to the terms, conditions and adjustments applicable to the Notes.

        The opportunity to surrender Notes for purchase pursuant to the Put Option will terminate at midnight, New York City time, on April 15, 2009. In order to exercise the applicable Put Option, a holder must follow the procedures set forth in the applicable notice to holders. Holders may withdraw any Notes previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on April 15, 2009.

        Shuffle Master will file a Tender Offer Statement on Schedule TO for the Notes with the Securities and Exchange Commission. In addition, documents specifying the terms, conditions and procedures for surrendering and withdrawing Notes for purchase, including the notices to holders, will be available through The Depository Trust Company and the paying agent, which is Wells Fargo Bank, National Association. Neither Shuffle Master nor its board of directors or employees have made or are making any representation or recommendation as to whether or not any holder should surrender any Notes.

About Shuffle Master, Inc.

        Shuffle Master, Inc. is a gaming supply company specializing in providing its casino customers with improved profitability, productivity and security, as well as popular and cutting-edge gaming entertainment content, through value-add products in four distinct categories: Utility products which includes automatic card shuffler, roulette chip sorters and intelligent table system modules, Proprietary

Table Games which include live table game tournaments, Electronic Table Systems which include various e-Table game platforms, and Electronic Gaming Machines which include traditional video slot machines for select markets and wireless gaming solutions. The Company is included in the S&P Smallcap 600 Index. Information about the Company and its products can be found on the Internet at www.shufflemaster.com.

Forward Looking Statements for Shuffle Master, Inc.

        This release contains forward-looking statements that are based on management's current beliefs and expectations about future events, as well as on assumptions made by and information available to management. The Company considers such statements to be made under the safe harbor created by the federal securities laws to which it is subject, and assumes no obligation to update or supplement such statements. Forward-looking statements reflect and are subject to risks and uncertainties that could cause actual results to differ materially from expectations. Risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the following: the Company may be unable to repurchase its contingent convertible senior notes; its intellectual property or products may be infringed, misappropriated, invalid, or unenforceable, or subject to claims of infringement, invalidity or unenforceability, or insufficient to cover competitors' products; the gaming industry is highly regulated and the Company must adhere to various regulations and maintain its licenses to continue its operations; the transition to a new chief executive officer, and the search for and the transition to a new chief financial officer, could be disruptive to the Company's business or simply unsuccessful; the Company's ability to implement its ongoing six-point strategic plan successfully is subject to many factors, some of which are beyond the Company's control; litigation may subject the Company to significant legal expenses, damages and liability; the Company's products currently in development may not achieve commercial success; the Company competes in a single industry, and its business would suffer if its products become obsolete or demand for them decreases; any disruption in the Company's manufacturing processes or significant increases in manufacturing costs could adversely affect its business; the Company's gaming operations, particularly its Utility, Proprietary Table Games, Electronic Table Systems and Electronic Gaming Machines, may experience losses due to technical difficulties or fraudulent activities; the Company operates in a very competitive business environment; the Company is dependent on the success of its customers and is subject to industry fluctuations; risks that impact the Company's customers may impact the Company; certain market risks may affect the Company's business, results of operations and prospects; a continued downturn in general worldwide economic conditions or in the gaming industry or a reduction in demand for gaming may adversely affect the Company's results of operations; the Company's domestic and global growth and ability to access capital markets are subject to a number of economic risks; economic, political, legal and other risks associated with the Company's international sales and operations could adversely affect its operating results; changes in gaming regulations or laws; the Company is exposed to foreign currency risk; the Company could face considerable business and financial risk in implementing acquisitions; if the Company's products contain defects, its reputation could be harmed and its results of operations adversely affected; the Company may be unable to adequately comply with public reporting requirements; the Company's continued compliance with its financial covenants in its senior secured credit facility is subject to many factors, some of which are beyond the Company's control; the restrictive covenants in the agreement governing the Company's senior secured credit facility may limit its ability to finance future operations or capital needs or engage in other business activities that may be in its interest; the Company's available cash and access to additional capital may be limited by its leverage; and the Company's business is subject to quarterly fluctuation. Additional information on these and other risk factors that could potentially affect the Company's financial results may be found in documents filed by the Company with the Securities and Exchange Commission, including the Company's current reports on Form 8-K, quarterly reports on Form 10-Q and its latest annual report on Form 10-K.

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  Exhibit (a)(5)(B)
News Release
Shuffle Master, Inc. Announces Put Option for 1.25% Contingent Convertible Senior Notes Due 2024